Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization

Yongqiang Tuoxing Limited	British Virgin Islands

Hong Kong Beach Limited	Hong Kong SAR

Wenzhou Hongshun Stainless Limited	People’s Republic of China

Huadi Steel Group Limited	People’s Republic of China